[redacted]

11016581

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number	3235-0123
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SEC FILE NUMBER
8-66198

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III
amended
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UGR, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 05 2011
15 REGISTRATIONS BRANCH

1227 25th Street, NW Suite 609
(No. and Street)

Washington (City) | D.C. (State) | 20037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Harpel | 717-249-8803 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter, Stephens, Hurst, Gary & Shreaves, P.C.
(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard, Suite 200, Glen Allen, VA 23060
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UGR, LLC

Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2010

Member's equity	
Member's equity qualified for net capital	$ 64,229
Nonallowable assets and miscellaneous capital charges	
Other assets	57,468
Net capital before capital charges on firm securities	6,761
Less - haircuts on firm securities positions	-
Net capital	$ 6,761
Amounts included in total liabilities which represent aggregate indebtedness	
Accounts payable and accrued expenses	$ 1,138
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirements	$ 1,761
Ratio of aggregate indebtedness to net capital	0.17

UGR, LLC

Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, Continued
December 31, 2010

Reconciliation of net capital computations as originally reported on the 4th quarter 2010 FOCUS report to the computations on the previous page

Excess net capital as originally reported	$ 2,421
Adjustments:	
Increase in member's equity due to goodwill	57,065
Increase in nonallowable assets due to goodwill	(57,065)
Miscellaneous adjustments, net	(660)
Adjusted excess net capital	$ 1,761